Exhibit 6.5

Saturday, May 26th, 2018

Ms. Carol E. Robbins

New York, NY

Re: Offer of Employment

Dear Carol,

Thank you for your interest in joining the Collective Wisdom Technologies team.

Collective Wisdom Technologies, Inc. (the “Company”) is pleased to offer you the full-time position of Chief Marketing Officer reporting to Byron L. Bennett, Chief Executive Officer.

Your start date under this offer letter will be on or around June 1st, 2018 or some such other date as mutually agreed upon by you and the Chief Executive Officer. At all times, your employment with the Company will be at-will, as this letter agreement shall not be considered a contract of employment fora particular period of time or guaranteeing employment.

Your stipend will be $2,500/month until the company has secured at least $1,000,000 in funding and can pay full salaries.

Your full salary will be $140,000 per year for the 1st year, payable in accordance with the Company’s standard payroll schedule, and $240,000 per year for the 2nd and 3rd years. The accrual of the first year shall begin upon the commencement of your employment, June 1, 2018.

You will also receive a 3% equity stake in the Company vested evenly over 2 years (vesting 1.5% each year). The board at its discretion may determine to award additional bonuses based on performance and company profitability. The accrual of the first year shall begin upon the commencement of your employment, June 1, 2018. Notwithstanding the foregoing, your equity interest in the Company will be more fully set forth in a shareholder’s equity agreement which will follow this agreement.

As an employee of the Company, you will get 4 weeks paid vacation and be eligible to participate in the employee benefit plans offered generally to employees, which will include medical and dental benefits.

The Company will reimburse all expenses incurred by you on behalf of the Company that are agreed to in advance.

Confidentiality

“Confidential Information” shall mean confidential or other proprietary information received or accessed by you that is generated by or utilized in the operations of the Company including, without limitation, trade secrets, business strategies, business and product plans, customer lists, referral sources, identification of strategic partners, developments and ideas leading to developments of any kind, methodologies and other confidential business and technical information. Confidential Information shall not include information which becomes public knowledge without any action by, or involvement of, you.

You agree that the Confidential Information is the Company’s exclusive property and shall not be used, copied or removed from the Company’s premises except for the Company business. You will not, without Company’s prior written permission, disclose to anyone outside of the Company or use for any purpose other than the Company’s business, either during or after the term of this Agreement, any Confidential Information. Upon termination of this Agreement, you will return all copies of any Confidential Information to the Company.

Further, you will hold all third-party confidential or proprietary information in the strictest confidence and do all things necessary for the Company to comply with the provisions of all contracts to which the Company is a party. You will not disclose to the Company, use in the Company’s business, or cause the Company to use, any information or material which is confidential to others and which the Company has not been authorized to use. Specifically, you certify that you have not disclosed, and covenants that you will not disclose, to the Company any confidential or proprietary information belonging to your prior or current employers and that the Company does not want to receive, and you shall not disclose to the Company at any time, such confidential or proprietary information.

No Non-Competes

By executing this Agreement you represent that you do not have any currently binding agreement that restricts your ability to work for the Company or otherwise restricts you in any way from freely performing the Services outlined herein

Miscellaneous

With respect to the subject matter of this Agreement, this is the entire agreement between you and the Company, and supersedes all previous oral or written understandings or agreements between you and the Company. No waiver or modification of any provision of this Agreement shall be effective unless signed by both the Company and you. This Agreement shall be governed by the laws of the State of New York without regard to any conflicts of laws rules.

If any provision of this Agreement is or is deemed to be invalid, illegal or unenforceable in any jurisdiction, such provision shall be deemed amended to conform to applicable laws so as to be valid and enforceable and the remainder of this Agreement shall remain in full force and effect.

I will maintain my relationship with the investment bank Mid-Market Securities LLC, which primarily involves a conference call every other week and occasionally developing pitch books or other marketing materials used by the Bankers. The firm has a broker/dealer and holds my FINRA registrations Series 7, 63, and 24.

The parties agree that a breach of this Agreement by you would result in irreparable harm to you and/or the Company. Accordingly, you and/or the Company may enforce the terms of this Agreement by injunction, specific performance or other equitable relief without prejudice to you and/or the Company’s other rights and remedies under this Agreement.

Either party may terminate this contract for cause as defined by the State of New York. Arbitration of this agreement shall be done through the State of New York. The Company will bear the costs and expenses incurred with the filing fees and arbitrator’s fees. Each party will be solely responsible for their own counsel fees. However, in the discretion of the arbitrator, the prevailing party may be entitled to reimbursement from the other for reasonable counsel fees and expenses incurred.

In the event you are terminated for cause, you will not be entitled to severance. In the event termination is determined to be without cause, you will be given 6 month’s severance at the compensation rate in effect at the time of termination and continued benefits, including but not limited to medical and dental. Severance shall be payable in one-lump sum. You maybe terminated at any time for “Cause” (defined below) by written notice to you setting forth in reasonable detail the nature of the Cause, and, in such event, the Company shall be released from any and all further obligations under this Agreement, except that the Company shall be obligated to pay you, or you heirs and assigns, your base salary and benefits, and reimbursable expenses owing to you through the date of such termination, “Cause” for Termination shall include the following conduct of the Employee:

1.       Breach of any material provision of this agreement by you, which breach has not been cured by the you after having been given thirty (30) calendar days’ written notice of such breach provided, however, that only two (2) such notices shall be required in any twelve (12) month period;

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2.        Material neglect or refusal to perform the duties, responsibilities and obligations assigned to you under or pursuant to this agreement, which neglect or refusal has not been cured by you after having been given five (5) calendar days’ written notice of such breach provided, however, that only one (1) such notice shall be required in any twelve (12) month period;

3.        Misconduct as an employee of the Company, including but not limited to, misappropriating funds or property of the Company, violating any written policy of the Company including violating any material written policy of the Company; any attempt to obtain any personal profit from any transaction in which you have an interest that is adverse to the Company or any breach of the duty of loyalty to the Company; or any other act or omission by you which substantially impairs the Company’s ability to conduct its ordinary business in its usual manner;

4.        Conviction of a felony or plea of guilty or nolo contendre to a felony, in either case, other than in relation to operation of a motor vehicle;

5.        Acts of dishonesty by you that is materially detrimental to the Company or that cause the Company to be in violation of governmental regulations that subject the Company either to sanctions by governmental authority or to civil liability to its employees or third parties; or

6.        Disclosure or use of Confidential Information of the Company, other than as specifically authorized and required in the performance of your duties.

The Company shall defend, indemnify, and hold you harmless from and against any liability, suits, claims, losses, damages and judgments against you arising out of this Agreement or the business affairs of the Company, provided that Employee promptly notifies the Company of any and all such claims and provided that the Company is given control over the defense of any and all such claims, including claims related to the tax treatment of compensation paid by the Company to you. The provisions of this paragraph shall survive the termination of this Agreement. Notwithstanding the foregoing, the Company shall not have the obligation to so indemnify you against liability, suits, claims, losses, damages and judgments against you arising from any intentional, grossly negligent or reckless action.

We are excited about the future of the Company and look forward to your help moving forward. We hope that you will accept our offer to join Collective Wisdom Technologies, Inc. You may indicate your agreement with these terms and accept this offer by signing, dating and returning the letter to me.

This offer, if not accepted, will expire at the close of business on May 30th, 2018.

Sincerely,

/s/ Byron L. Bennett

Byron L. Bennett

Chief Executive Officer

The undersigned hereby accepts employment with Collective Wisdom Technologies, Inc. on the terms and conditions set forth above.

/s/ Carol E. Robbins

Carol E. Robbins

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